Exhibit 4.5

December 31, 2015

EXCHANGE AND ESCROW AGENT AGREEMENT

Broadridge Corporate Issuer Solutions, Inc.

1717 Arch Street, Suite 1300

Philadelphia, Pennsylvania 19103

Ladies and Gentlemen:

Provectus Biopharmaceuticals, Inc., a Delaware corporation (the “Issuer”), proposes to offer (the “Exchange Offer”) to holders of certain outstanding warrants (the “Existing Warrants”) to purchase shares of common stock, $0.001 par value per share (“Common Stock”), to temporarily modify the terms of such Existing Warrants so that each holder who tenders Existing Warrants during the offer period for early exercise will be able to do so at an exercise price of $0.75 per share (Existing Warrants currently have exercise prices ranging from $1.00 to $3.00 per share). Each Existing Warrant holder who tenders Existing Warrants for early exercise during the offer period will receive, in addition to the Common Stock purchased upon exercise, an equal number of warrants to purchase Common Stock (the “Replacement Warrants”). Each Replacement Warrant will have a cash exercise price of $0.85 per share and will expire on June 19, 2020, unless sooner exercised. The terms and conditions of the Exchange Offer as currently contemplated are set forth in a prospectus, dated December 31, 2015 (the “Prospectus”), and a Letter of Transmittal (the “Letter of Transmittal”), copies of which are attached as Exhibit A to this Exchange and Escrow Agent Agreement (this “Agreement”), both of which are proposed to be distributed to all record holders of the Existing Warrants.

The Issuer hereby appoints Broadridge Corporate Issuer Solutions, Inc. (i) to act as exchange agent (in such capacity, the “Exchange Agent”) in connection with the Exchange Offer and (ii) to act as escrow agent (in such capacity, the “Escrow Agent”) to hold in escrow funds to be received from the exercise of the Existing Warrants and the issuance of Common Stock and to dispense the Escrow Funds (as defined herein) in accordance with the terms of this Agreement. References hereinafter to “you” shall refer to Broadridge Corporate Issuer Solutions, Inc.

The Exchange Offer shall be commenced by the Issuer on or about December 31, 2015 (the “Effective Time”) and shall expire at 4:00 p.m., Eastern time, on February 15, 2016 or on such subsequent date or time to which the Issuer may extend such Exchange Offer (each, an “Expiration Date”). The Letter of Transmittal accompanying the Prospectus is to be used by the holders of the Existing Warrants to accept the Exchange Offer and contains instructions with respect to the delivery of certificates for Existing Warrants tendered in connection therewith.

Subject to the terms and conditions set forth in the Prospectus, the Issuer expressly reserves the right to extend the Exchange Offer from time to time and may extend the Exchange Offer by giving oral (promptly confirmed in writing) or written notice to you before 11:00 a.m., Eastern time, on the business day following the previously scheduled Expiration Date.

The Issuer expressly reserves the right to amend the Exchange Offer or to delay acceptance of the Existing Warrants, or to terminate the Exchange Offer, and not to accept for exchange any Existing Warrants not theretofore accepted for exchange, if in the Issuer’s sole judgment, any of the conditions of the Exchange Offer specified in the Prospectus under the caption “The Exchange Offer—Conditions of the Exchange Offer” shall not have been satisfied. The Issuer will give oral (promptly confirmed in writing) or written notice of any amendment, termination or nonacceptance to you as promptly as practicable.

In carrying out your duties as the Escrow Agent, you agree to act in accordance with the following instructions:

A. You accept the designation as escrow agent under this Agreement and agree to receive and hold the Escrow Funds (as defined below) and to disburse the Escrow Funds as provided in this Agreement. Each holder exercising an Existing Warrant will pay to you the applicable discounted exercise price of such Existing Warrant (the “Escrowed Funds”). You agree that you will from time to time accept funds from the holders of the Existing Warrants for the exercise of Existing Warrants in the form of checks or by wire transfer in immediately available funds. All checks shall be made payable to the Issuer. If any check does not clear normal banking channels in due course, you will promptly notify the Issuer. Any check, which does not clear normal banking channels and is returned by the drawer’s bank to you will be promptly turned over to the Issuer along with all other documents relating to the Exchange Offer. Any check received that is made payable to a party other than the Issuer shall be returned to the proper party.

B. You shall hold the Escrow Funds in escrow and shall only make disbursements in respect thereof upon written notification to you by the Issuer following the Expiration Date (the “Release Notice”), and, subject to subsection (C) below, you shall pay to the Issuer out of the Escrow Funds the specific amount set forth in the Release Notice.

C. If the Issuer terminates the Exchange Offer at any time prior to the Expiration Date and delivers the Release Notice to you of such termination, you shall return the Escrowed Funds which are collected funds as directed in writing by the Issuer to the respective holders of Existing Warrants in amounts equal to the amount theretofore paid by each of them. All uncleared checks representing the Escrowed Funds which are not collected funds as of the Expiration Date shall be collected by the Escrow Agent, and together with all related Exchange Offer documents thereof shall be delivered to the Issuer by you, unless you are otherwise specifically directed in writing by the Issuer.

D. Upon your receipt of the Escrowed Funds, you shall invest the funds in deposit accounts or certificates of deposit which are fully insured by the Federal Deposit Insurance Corporation or another agency of the United States government, short-term securities issued or fully guaranteed by the United States government, federal funds, or such other investments as you and the Issuer shall agree. The Issuer shall provide you with instructions from time to time concerning in which of the specific investment instruments described above the Escrowed Funds shall be invested, and you shall adhere to such instructions. Interest and other earnings shall start accruing on such funds as soon as such funds would be deemed to be available for access pursuant to your own banking policies.

E. In the event the Issuer receives the Escrowed Funds pursuant to (B) above, any interest earned on the Escrowed Funds shall be retained by the Issuer. In the event the Escrowed

Funds are not deliverable to the Issuer pursuant to (C) above, interest on the Escrowed Funds shall be distributed by the Escrow Agent to the holders of Existing Warrants in proportion to the respective amounts for the exercise of their Existing Warrants and the respective periods for which the Escrowed Funds have been held.

In carrying out your duties as Exchange Agent, you are to act in accordance with the following instructions:

1. You will perform such duties and only such duties as are specifically set forth in the section of the Prospectus captioned “The Exchange Offer” or as specifically set forth herein; provided, however, that in no way will your general duty to act in good faith be discharged by the foregoing.

2. From and after the Effective Time, you are hereby authorized and directed to accept and to examine each of the Letters of Transmittal and any other documents delivered or mailed to you by or for holders of the Existing Warrants to ascertain whether: (i) the Letters of Transmittal contain the information required to be set forth therein and any such other documents are duly executed and properly completed in accordance with instructions set forth therein; and (ii) the Existing Warrants have otherwise been properly tendered. In each case where the Letter of Transmittal or any other document has been improperly completed or executed or some other irregularity in connection with the acceptance of the Exchange Offer exists, you will endeavor to inform the presenters of the need for fulfillment of all requirements and to take any other action as may be reasonably necessary or advisable, or reasonably requested by the Issuer, to cause such irregularity to be corrected. If such condition is not promptly remedied, you shall report such condition to the Issuer and await its direction. All questions as to the validity, form, eligibility (including timeliness of receipt), acceptance and withdrawal of any Existing Warrants tendered or delivered shall be determined by the Issuer, in its sole discretion; provided, however, that you shall reasonably cooperate with the Issuer in attempting to resolve all such questions.

3. With the approval of the Chief Financial Officer of the Issuer (such approval, if given orally, to be promptly confirmed in writing) or any other party designated in writing, by such Chief Financial Officer, you are authorized to waive any irregularities in connection with any tender of Existing Warrants pursuant to the Exchange Offer.

4. Tenders of Existing Warrants may be made only as set forth in the Letter of Transmittal and in the section of the Prospectus captioned “The Exchange Offer—Procedure for Exercising and Tendering Existing Warrants,” and Existing Warrants or portions thereof shall be considered properly tendered to you only when tendered in accordance with the procedures set forth therein.

You are authorized to request that any person tendering Existing Warrants provide you with such additional documents as you or the Issuer deem appropriate. You are hereby authorized and directed to process withdrawals of tenders to the extent withdrawal thereof is authorized by the Exchange Offer.

The Issuer reserves the absolute right (i) to reject any or all tenders of any particular Existing Warrant determined by the Issuer not to be in proper form or the acceptance or exchange of which may, in the opinion of Issuer’s counsel, be unlawful and (ii) to waive any of the conditions of the Exchange Offer or any defects, irregularities or conditions to the tender of any Existing Warrant, and the Issuer’s interpretation of the terms and conditions of such Exchange Offer (including the Letter of Transmittal and the instructions set forth therein) will be final and binding. With respect to the matters in (i) and (ii) above, you shall have no duty, responsibility or liability.

Notwithstanding the provisions of this Section 4, any Existing Warrants that the Chief Financial Officer of the Issuer shall approve as having been properly tendered shall be considered to be properly tendered (such approval, if given orally, shall be promptly confirmed in writing).

5. You shall advise the Issuer with respect to any Existing Warrants received subsequent to the Expiration Date and accept the Issuer’s instructions with respect to disposition of such Existing Warrants.

6. You shall accept tenders:

(a) in cases where the Existing Warrants are registered in two or more names only if signed by all named holders; and

(b) in cases where the signing person (as indicated on the Letter of Transmittal) is acting in a fiduciary or a representative capacity only when proper evidence of his or her authority so to act is submitted.

You shall not accept tenders from persons other than the registered holder of Existing Warrants, unless you have received prior written approval from the Chief Financial Officer.

7. Upon satisfaction or waiver of all of the conditions to the Exchange Offer, the Issuer will notify you (such notice, if given orally, to be promptly confirmed in writing) of its acceptance, promptly after the Expiration Date, of all related Existing Warrants properly tendered and you, on behalf of the Issuer, will exchange such Existing Warrants for Replacement Warrants, issue Common Stock and cause such Existing Warrants to be cancelled. Delivery of Replacement Warrants and Common Stock will be made on behalf of the Issuer by you of Existing Warrants tendered promptly after notice (such notice if given orally, to be promptly confirmed in writing) of acceptance of said Existing Warrants by the Issuer; provided, however, that in all cases, Existing Warrants tendered pursuant to the Exchange Offer will be exchanged only after timely receipt by you of confirmation of a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) with any required signature guarantees and, if applicable, any other documents required by the Issuer or by the terms of the Exchange Offer.

8. Tenders pursuant to the Exchange Offer are irrevocable, except that, subject to the terms and upon the conditions set forth in the Prospectus and the Letter of Transmittal, Existing Warrants tendered pursuant to the Exchange Offer may be withdrawn at any time prior to the Expiration Date.

9. The Issuer shall not be required to exchange any Existing Warrants tendered if any of the conditions set forth in the related Exchange Offer are not met. Notice of any decision by the Issuer not to exchange any Existing Warrants tendered shall be given (if given orally, to be promptly confirmed in writing) by the Issuer to you.

10. If, pursuant to the Exchange Offer, the Issuer does not accept for exchange all or part of the Existing Warrants tendered because of an invalid tender, the occurrence of certain other events set forth in the Prospectus under the caption “The Exchange Offer—General Terms” or otherwise, you shall as soon as practicable after the expiration or termination of the Exchange Offer return any related required documents that are in your possession, to the persons who deposited the Existing Warrants not accepted for exchange.

11. You are not authorized to pay or offer to pay any concessions, commissions or solicitation fees to any broker, dealer, bank or other persons or to engage or utilize any person to solicit tenders.

12. As Exchange Agent hereunder you:

(a) shall not be liable for any action or omission to act unless the same constitutes your own gross negligence, willful misconduct or bad faith, and in no event shall you be liable to a securityholder, the Issuer or any third party for special, indirect or consequential loss or damage of any kind whatsoever (including, but not limited to, loss of profit) arising in connection with this Agreement irrespective of whether you have been advised of the likelihood of such loss or damage and regardless of the form of action;

(b) shall have no duties or obligations other than those specifically set forth herein, or as may be subsequently agreed to in writing between you and the Issuer;

(c) will be regarded as making no representations and having no responsibilities as to the validity, sufficiency, value or genuineness of any of the Existing Warrants deposited with you pursuant to the Exchange Offer, and will not be required to and will make no representation as to the validity, value or genuineness of the Exchange Offer;

(d) shall not be obligated to take any legal action hereunder which might in your judgment involve any expense or liability, unless you shall have been furnished with indemnity reasonably satisfactory to you;

(e) may conclusively rely on and shall be protected in acting in reliance upon any certificate, instrument, opinion, notice, letter, telegram or other document or security delivered to you and reasonably believed by you to be genuine and to have been signed or presented by the proper person or persons;

(f) may act upon any tender, statement, request, document, agreement, certificate or other instrument whatsoever not only as to its due execution and validity and effectiveness of its provisions, but also as to the truth and accuracy of any information contained therein, which you shall in good faith believe to be genuine or to have been signed or presented by the proper person or persons;

(g) may conclusively rely on and shall be protected in acting upon written or oral instructions from any authorized officer of the Issuer;

(h) may consult with counsel of your selection with respect to any questions relating to your duties and responsibilities and the advice or opinion of such counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted to be taken by you hereunder in good faith and in accordance with the advice or opinion of such counsel;

(i) shall in no event be responsible or liable for any failure or delay in the performance of your obligations under this Agreement arising out of or caused by, directly or indirectly, forces beyond your reasonable control, including without limitation strikes, work stoppages, accidents, acts of war or terrorism, civil or military disturbances, nuclear or natural catastrophes or acts of God, and interruptions, loss or malfunctions of utilities, communications or computer (software or hardware) services; and

(j) shall not advise any person tendering Existing Warrants pursuant to the Exchange Offer as to the wisdom of making such tender or as to the market value or decline or appreciation in market value of any Existing Warrants or the Common Stock and shall not solicit any holder or beneficial owner for the purpose of causing such holder or beneficial owner to tender such holder’s or beneficial owner’s Existing Warrants.

13. You shall take such action as may from time to time be requested by the Issuer (and such other action as you may deem appropriate) to furnish copies of the Prospectus and Letter of Transmittal or such other forms as may be approved from time to time by the Issuer, to all persons requesting such documents and to accept and comply with telephone, mail or facsimile requests for information relating to the Exchange Offer, provided that such information shall relate only to the procedures for accepting (or withdrawing from) the Exchange Offer. The Issuer will furnish you with copies of such documents on your request. All other requests for information relating to the Exchange Offer shall be directed to the Issuer, Attention: Peter Culpepper, Chief Financial Officer.

14. You shall advise by electronic communication to Peter Culpepper, the Chief Financial Officer (pete@pvct.com), and such other person or persons as the Issuer may request, daily (and more frequently during the week immediately preceding the Expiration Date if requested) up to and including the Expiration Date, as to the number of Existing Warrants which have been tendered since the previous report and the aggregate number tendered pursuant to the Exchange Offer until the Expiration Date and the items received by you pursuant to this Agreement. In addition, you will also inform, and cooperate in making available to, the Issuer or any such other person or persons as the Issuer may request upon oral request made from time to time prior to the Expiration Date of such other information as they may reasonably request. Such cooperation shall include, without limitation, the granting by you to the Issuer and such person as the Issuer may request of access to those persons on your staff who are responsible for receiving tenders in order to ensure that immediately prior to the Expiration Date the Issuer shall have received information in sufficient detail to enable the Issuer to decide whether to extend the Exchange Offer. Within two business days after the Expiration Date, (i) you shall prepare a final list of all persons whose tenders were accepted, the aggregate number of Existing Warrants tendered and the aggregate number of Existing Warrants accepted, and (ii) you shall deliver said list to the Issuer.

15. Letters of Transmittal shall be stamped by you as to the date and, after the expiration of the Exchange Offer, the time, of receipt thereof and, if defective, the date and time the last defect was cured or waived and shall be preserved by you for a period of time at least equal to the period of time you preserve other records pertaining to the transfer of securities. You shall dispose of unused Letters of Transmittal and other surplus materials by returning them to the Issuer as soon as practicable.

16. For services rendered as Exchange Agent and Escrow Agent hereunder, you shall be entitled to such compensation as shall be agreed in writing between the Issuer and you. The provisions of this Section 16 shall survive the termination of this Agreement and your resignation or removal hereunder.

17. You hereby acknowledge receipt of the Prospectus and the Letter of Transmittal. Any inconsistency between this Agreement, on the one hand, and the Prospectus and the Letter of Transmittal (as they may be amended from time to time), on the other hand, shall be resolved in favor of the latter two documents, except with respect to your duties, liabilities and indemnification as Exchange Agent.

18. The Issuer covenants and agrees to fully indemnify and hold you harmless against any and all losses, claims, damages, liabilities, costs and expenses, including actual and reasonable costs of investigation and actual and reasonable attorneys’ fees and expenses, incurred without gross negligence or willful misconduct on your part, arising out of or in connection with its acceptance or the performance of your duties as Exchange Agent, including any act, omission, delay or refusal made by you in reliance upon any signature, endorsement, assignment, certificate, order, request, notice, instruction or other instrument or document reasonably believed by you to be valid, genuine and sufficient and in accepting any tender or effecting any transfer of Existing Warrants believed by you in good faith to be authorized, and in delaying or refusing in good faith to accept any tenders or effect any transfer of Existing Warrants.

The Issuer further covenants and agrees to fully indemnify and hold you harmless against any and all losses, claims, damages, liabilities, costs and expenses, including actual and reasonable costs of investigation and actual and reasonable attorneys’ fees and expenses, incurred without gross negligence or willful misconduct on your part, arising out of or in connection with its acceptance or the performance of your duties as Escrow Agent, including any litigation arising from this Agreement or involving the subject matter hereof. The parties hereto further agree that you shall not be liable for failure of the bank into which the Escrow Funds are deposited.

In each case, the Issuer shall be notified by you, by letter or facsimile transmission, of the written assertion of a claim against you or of any other action commenced against you, promptly after you shall have received any such written assertion or shall have been served with a summons in connection therewith. The Issuer shall be entitled to participate at its own expense in the defense of any such claim or other action and, if the Issuer so elects, the Issuer shall assume the defense of any suit brought to enforce any such claim and you shall reasonably cooperate with the Issuer in the defense. In the event that the Issuer shall assume the defense of any such suit, the Issuer shall not be liable for the fees and expenses of any additional counsel thereafter retained by you, so long as the Issuer shall retain counsel satisfactory to you to defend such suit, and so long as you have not determined, in your reasonable judgment, that a conflict of interest exists between you and the Issuer.

The provisions of this Section 18 shall survive the termination of this Agreement and your resignation or removal hereunder.

19. You shall arrange to comply with all requirements under the tax laws of the United States imposed with respect to the activities performed by you pursuant to this Agreement, including those relating to missing Tax Identification Numbers, and shall file any appropriate reports with the Internal Revenue Service. Any questions with respect to any tax matters relating to the Exchange Offer shall be referred to the Issuer, and you shall have no duty with respect to such matter; provided, that you shall reasonably cooperate with the Issuer in attempting to resolve such questions.

20. You shall deliver or cause to be delivered, in a timely manner to each governmental authority to which any transfer taxes are payable in respect of the exchange of Existing Warrants the Issuer’s check in the amount of all transfer taxes so payable; provided, however, that you shall reimburse the Issuer for amounts refunded to you in respect of your payment of any such transfer taxes, at such time as such refund is received by you.

21. This Agreement and your appointment as Exchange Agent and as Escrow Agent hereunder shall be governed by, and construed and enforced in accordance with, the laws of the State of New York applicable to agreements made and to be performed entirely within such state, and without regard to conflicts of law principles, and shall inure to the benefit of, and the obligations created hereby shall be binding upon, the successors and assigns of each of the parties hereto.

22. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original and all of which together shall constitute one and the same agreement.

23. In case any provision of this Agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

24. This Agreement shall not be deemed or construed to be modified, amended, rescinded, cancelled or waived, in whole or in part, except by a written instrument signed by a duly authorized representative of the party to be charged. This Agreement may not be modified orally.

25. Unless otherwise provided herein, all notices, requests and other communications to any party hereunder shall be in writing (including facsimile or similar writing) and shall be given to such party, addressed to it, at its address or telecopy number set forth below:

If to the Issuer:

Provectus Biopharmaceuticals, Inc.

7327 Oak Ridge Highway, Suite A

Knoxville, Tennessee 37931

Telephone: (866) 594-5999

Facsimile: 1 (866) 998-0005

Attention: Peter Culpepper, CFO, COO

If to the Exchange Agent/Escrow Agent:

Broadridge Corporate Issuer Solutions, Inc.

1717 Arch Street, Suite 1300

Philadelphia, Pennsylvania 19103

Telephone: (610) 649-7300

26. Unless terminated earlier by the parties hereto, this Agreement shall terminate with respect to the Exchange Offer ninety (90) days following the Expiration Date of the Exchange Offer. Notwithstanding the foregoing, Sections 16 and 18 shall survive the termination of this Agreement. Upon any termination of this Agreement, you shall promptly deliver to the Issuer any funds or property then held by you as Exchange Agent under this Agreement.

27. You may resign from your duties under this Agreement with respect to the Exchange Offer or with respect to your duties as Escrow Agent by giving to the Issuer thirty (30) days’ prior written notice, and the Issuer may terminate your appointment hereunder on thirty (30) days’ prior written notice. Any successor exchange agent or escrow agent, as the case may be, appointed by the Issuer shall, upon such successor’s acceptance of such appointment, be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Exchange Agent or Escrow Agent, as the case may be, without any further act or deed, but you shall deliver and transfer to the successor exchange agent or escrow agent, as the case may be, at the expense of the Issuer, any property at the time held by you hereunder and shall, upon payment of all amounts due and owing to you hereunder, execute and deliver, at the expense of the Issuer, any further assurance, conveyance, act or deed necessary for such purpose as the Issuer may reasonably request. If an instrument of acceptance by a successor exchange agent or escrow agent shall not have been delivered to the Exchange Agent or Escrow Agent, as the case may be, within thirty (30) days after the giving of such notice of removal or resignation, the Exchange Agent or Escrow Agent, as the case may be, being removed or resigning may petition any court of competent jurisdiction for the appointment of a successor Exchange Agent or Escrow Agent, as the case may be. The Issuer will pay all reasonable expenses in connection with such petition.

28. You may not transfer or assign or delegate your rights or responsibilities under this Agreement without the prior written consent of the Issuer.

29. This Agreement shall be binding and effective as of the date hereof.

30. THE ISSUER AND YOU HEREBY IRREVOCABLY WAIVE, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE EXISTING WARRANTS, THE REPLACEMENT WARRANTS, THE COMMON STOCK OR THE TRANSACTIONS CONTEMPLATED HEREBY.

[Signature page follows.]

Please acknowledge receipt of this Agreement and confirm the arrangements herein provided by signing and returning the enclosed copy.

PROVECTUS BIOPHARMACEUTICALS, INC.

By:	/s/ Peter Culpepper
Name: Peter Culpepper
Title: Chief Financial Officer

Accepted as of the date first above written:

BROADRIDGE CORPORATE ISSUER SOLUTIONS, INC. as Exchange Agent/Escrow Agent

By:	/s/ Robert Schifellite
Name: Robert Schifellite
Title: President, Investor Communication Solutions

Signature page to Exchange and Escrow Agent Agreement

Exhibit A

PROSPECTUS AND LETTER OF TRANSMITTAL

Exhibit A